WOODSIDE

SEC MAIL PROCESSING
RECEIVED
JUN 14 2006
WASH. D.C. 165

7 June 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

06014370

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Australian Stock Exchange ("ASX") release, lodged with the ASX on:

- 7 May 2006:
  - Signing of revised Mauritanian PSCs

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
JUN 15 2006
THOMSON
FINANCIAL

6/14

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9214 2728

WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

SIGNING OF REVISED MAURITANIAN PSCS

Woodside Mauritania Pty. Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., and its joint venture participants in Mauritania have signed revised production sharing contracts (PSCs) for offshore zones A, B, C2 and C6.

In a signing ceremony in Nouakchott overnight, representatives of Woodside, its joint venturers and the Islamic Republic of Mauritania formally agreed to the revised contracts for the four offshore zones.

The revised contracts reflect an agreement signed by Woodside and the Mauritanian Government in March this year which resolved a dispute between the parties over previous amendments to the original PSCs.

The major elements of the resolution, reflected in the revised PSCs, are:

- Exploration periods are secured in line with previous arrangements;
- A Chinguetti Project bonus of US$100 million shall be paid by the zone B joint venturers to the Mauritanian Government approximately 14 days following the approval of the revised PSC B and subsequent to the gazettal of the revised contract;
- Fiscal incentives which will provide a greater share of revenue from the Chinguetti project to the Mauritanian Government during periods of high oil prices; and
- Establishment of an Environmental Commission, funded through a total annual payment of US$1 million by the joint venturers during the life of production from the revised PSCs.

The revised PSCs come into effect after their formal gazettal in the Official Journal in the Islamic Republic of Mauritania.

The signing of the revised contracts establishes greater fiscal certainty and allows increased co-operation between Woodside, its joint venture participants and the Islamic Republic of Mauritania.